BD



05044372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Progressive Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1730 Franklin Street, Suite 201
(No. and Street)

Oakland, CA 94612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Leenson (510)622-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200, Larkspur, CA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 28 2005 THOMSON

SEC MAIL RECEIVED AUG 23 2005 WASH. D.C. 183 PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Leenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progressive Asset Management, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public


C. CARTIER
Commission # 1541634
Notary Public - California
Alameda County
My Comm. Expires Jan 6, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Progressive Asset Management, Inc.

Financial Statements

and

Supplemental Information

Years ended June 30, 2005 and 2004

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
Progressive Asset Management, Inc.

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. as of June 30, 2005 and 2004, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Progressive Asset Management, Inc. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progressive Asset Management, Inc. as of June 30, 2005 and 2004, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
July 28, 2005

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2005 and 2004
Page 1 of 2

	2005	2004
Assets		
Current assets		
Cash and cash equivalents	$248,761	$350,339
Investment securities, at fair market value	248,920	25,086
Commissions receivable	22,896	21,109
Other receivables	6,186	2,427
Prepaid expenses	19,641	30,179
Prepaid income taxes	98	–
Total current assets	546,502	429,140
Property and equipment, at cost	41,930	38,469
Accumulated depreciation	(33,381)	(28,473)
Property and equipment, net	8,549	9,996
Other assets		
Deposits	2,975	2,975
Other investments	105,995	100,001
Total other assets	108,970	102,976
Total assets	$664,021	$542,112

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2005 and 2004

	2005	2004
Liabilities		
Current liabilities		
Accounts payable	$ 5,280	$ 5,287
Accrued liabilities	12,329	6,200
Income taxes payable	–	11,042
Total current liabilities	17,609	22,529
Other commitments and contingencies		
Preferred stock, Series A, $7 stated value; 200,000 shares authorized, 53,245 shares issued and outstanding (2004 - 60,365)	37,272	42,256
Stockholders' equity		
Preferred stock, Series B, $1 stated value; 25,000 shares authorized, zero shares issued and outstanding (2004 - 25,000)	–	25,000
Common stock, no par value; 5,000,000 shares authorized, 2,075,263 shares issued and outstanding (2004 - 1,186,608)	1,285,750	1,252,155
Retained earnings (accumulated deficit)	(676,610)	(799,828)
Total stockholders' equity	609,140	477,327
Total liabilities and stockholders' equity	$ 664,021	$ 542,112

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Operations
Years ended June 30, 2005 and 2004

	2005	2004
Revenues		
Commissions	$557,594	$501,971
Investment income	4,207	1,650
Other	8,149	13,008
Total revenues	569,950	516,629
Costs and expenses		
Employee compensation and benefits	169,499	217,705
Communications	8,075	4,181
Dues and subscriptions	19,572	17,304
Insurance	18,145	34,035
Occupancy	21,103	19,750
Office expenses	6,280	8,394
Professional fees	107,364	40,877
Promotion and advertising	20,513	9,297
Regulatory	3,135	3,928
Taxes and licenses	2,164	2,211
Travel and entertainment	8,016	8,367
Depreciation and amortization	4,908	4,729
Total costs and expenses	388,774	370,778
Income before income taxes	181,176	145,851
Taxes on income	13,102	13,582
Net income (loss)	$168,074	$132,269
Net income (loss) per share		
Basic	$0.08	$0.11
Fully diluted	$0.08	$0.06
Shares used to compute per share amounts		
Basic	2,009,705	1,187,277
Fully diluted	2,064,478	2,080,131

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Stockholders' Equity
Years ended June 30, 2005 and 2004

	Preferred stock, Series B		Common stock		Retained earnings (deficit)	Stockholders' equity totals
	Shares	Amount	Shares	Amount		
Balances, June 30, 2003	25,000	$25,000	1,205,608	$1,257,070	($895,803)	$386,267
Redemption of preferred stock, Series A, at stated value, net of issuance value	–	–	–	–	(36,294)	(36,294)
Issuance of common stock	–	–	1,000	100	–	100
Repurchases of common stock	–	–	(20,000)	(5,015)	–	(5,015)
Net income (loss)	–	–	–	–	132,269	132,269
Balances, June 30, 2004	25,000	25,000	1,186,608	1,252,155	(799,828)	477,327
Redemption of preferred stock, Series A, at stated value, net of issuance value	–	–	–	–	(44,856)	(44,856)
Conversion of preferred stock, Series B, to common stock	(25,000)	(25,000)	816,655	25,000	–	–
Issuance of common stock	–	–	73,000	8,800	–	8,800
Repurchases of common stock	–	–	(1,000)	(205)	–	(205)
Net income (loss)	–	–	–	–	168,074	168,074
Balances, June 30, 2005	–	$ –	2,075,263	$1,285,750	($676,610)	$609,140

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Cash Flows
Years ended June 30, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income (loss)	$168,074	$132,269
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Depreciation and amortization	4,908	4,729
Issuance of common stock for compensation	8,800	100
Changes in current assets and liabilities		
Investment securities	(223,834)	38,133
Commissions receivable	(1,787)	8,119
Other receivables	(3,759)	1,675
Prepaid expenses	10,538	1,882
Accounts payable	(7)	2,551
Salaries and commissions payable	–	(391)
Accrued liabilities	6,129	(3,358)
Income taxes receivable and payable	(11,140)	11,042
Net cash provided (used) by operating activities	(42,078)	196,751
Cash flows from investing activities		
Purchase of property and equipment	(3,461)	(1,306)
Net cash provided (used) by investing activities	(3,461)	(1,306)
Cash flows from financing activities		
Redemption of preferred stock, Series A	(49,840)	(40,327)
Repurchase of common stock	(205)	(5,015)
Net cash provided (used) by financing activities	(56,039)	(45,342)
Net change in cash and cash equivalents	(101,578)	150,103
Cash and cash equivalents,		
Beginning of year	350,339	200,236
End of year	$248,761	$350,339
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$ 24,242	$ 2,540

See accompanying notes.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2005

Note 1 – Summary of significant accounting policies

Basis of presentation
Progressive Asset Management, Inc. (Company) incorporated in California on July 14, 1987, and registered as a broker-dealer under the Securities and Exchange Act of 1934. Through May 1999, the Company was a full-service investment firm specializing in socially responsible investing. As more fully discussed in Note 9, the Company transferred all customer accounts and relationships with client representatives to another broker-dealer. The Company remains registered as a broker-dealer, continues to provide research and referrals in consideration for commission-based fees and recruits brokers for FWG (Note 9). Transferred and recruited brokers committed to socially responsible investing form the Progressive Asset Management Network.

In its policies, practices and programs, the Company commits to provide its clients with the highest quality financial products and investment services and to operate as a strong, positive force for social justice and environmental protection. The headquarters of the Company is in Oakland, California.

The accompanying financial statements include the accounts of the Company and exclude the accounts of its 45% (2004 – 45%) -owned subsidiary, ProgressiveTrade Securities, Inc. (doing business as Aquillian Investment Technologies), a start-up enterprise incorporated on November 1, 2000 and that had no significant activity during the years ended June 30, 2005 and 2004. The Company invested $100,001 in ProgressiveTrade Securities, Inc. on March 31, 2002.

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, demand deposits held by commercial banks and money market funds held by registered investment companies. All cash and cash equivalents are available to the Company within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to their short-term nature.

Note 1 – Summary of significant accounting policies (continued)

Investment securities and other investments
The Company classifies investments in marketable securities as investment securities and records them at their fair market value. The Company classifies investments without a ready market as other investments and records them at the lower of cost or estimated net realizable value.

Property and equipment
Property and equipment consists of furniture and office and computer equipment. The Company computes depreciation of property and equipment using the straight-line method over the estimated useful lives of the respective property and equipment, ranging from three to seven years.

Investment in unconsolidated subsidiary
The Company records its investment in unconsolidated subsidiary at cost.

Security transactions and commissions
The Company records net commission revenue from FWG (Note 9) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

Advertising costs
The Company expenses costs for producing and communicating advertising when incurred.

Income taxes
The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences to reverse. As of June 30, 2005 and 2004, there were no significant deferred tax assets or liabilities except for a deferred tax asset (net of a 100% valuation allowance) resulting from available income tax loss carryforwards (Note 4).

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2005

Note 1 – Summary of significant accounting policies (continued)

Earnings per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding during the year. The Company calculates fully diluted earnings per share based on the weighted average number of common shares and common stock equivalents, including options and convertible preferred stock, outstanding during the year.

Estimated fair value of financial instruments
Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principle generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Although management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Note 2 – Investment securities

As of June 30, 2005 and 2004, the fair market value of investment securities totaled as follows:

	2005	2004
Commercial bank certificates of deposit	$200,000	$ –
SG Structured Products Notes	48,920	–
FNMA callable bonds	–	25,086
Total investment securities	$248,920	$25,086

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2005

Note 2 – Investment securities (continued)

As of June 30, 2005 and 2004, cost of investment securities totaled as follows:

	2005	2004
Commercial bank certificates of deposit	$200,010	$ –
SG Structured Products Notes	49,505	–
FNMA callable bonds	–	25,005
Total investment securities	$249,515	$25,005

The commercial bank certificates of deposit have original terms ranging from 92 to 365 days, rates ranging from 2.75% to 2.95% and maturity dates ranging from August 26 through December 1, 2005. The SG Structured Products Notes share in the gains (but not the losses) on the underlying commodity investments, and mature May 27, 2009. The FNMA callable bonds bore interest at 4% and were scheduled to mature on May 26, 2009.

Note 3 – Property and equipment

As of June 30, 2005 and 2004, property and equipment totaled as follows:

	2005	2004
Furniture	$16,161	$16,161
Equipment	10,020	10,020
Computer equipment	15,749	12,288
Property and equipment, at cost	41,930	38,469
Accumulated depreciation	(33,381)	(28,473)
Property and equipment, net	$ 8,549	$ 9,996

Note 4 – Income taxes payable and provision

As of June 30, 2005 and 2004, the Company had net operating loss carryforwards available to reduce future federal and California income taxes estimated as follows:

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2005

Note 4 – Income taxes payable and provision (continued)

	Federal	California
Expiring June 30		
2006	$ –	$41,000
2019	479,000	–
Totals available as of June 30, 2004	479,000	41,000
Used during the year ended June 30, 2005		
2006	–	41,000
2019	159,000	–
Totals used during the year ended June 30, 2005	159,000	–
Expiring June 30		
2006	–	–
2019	320,000	–
Totals available as of June 30, 2005	$320,000	$ –

As of June 30, 2005 and 2004, the Company had carryforwards of unused tax credits related to low-income housing of approximately $79,000 and $79,000, respectively, from several partnerships in which the Company has invested or received participating interests.

Under certain 1986 Tax Reform Act provisions, the availability of the net operating loss carryforwards is subject to limitation upon a change in ownership of more than 50% of the stock of the Company.

The income tax provision for the years ended June 30, 2005 and 2004 consists of minimum state franchise taxes, increased by suspension of the use of net operating loss carryforwards during the year ended June 30, 2004.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2005

Note 5 – Series A preferred stock

Earth Trade, Inc. (Earth Trade) organized in 1992 to promote sustainable development by marketing both organic and conventional food products from farm cooperatives in the developing world. Principally due to continuing losses, the shareholders of Earth Trade voted in May 1997 to voluntarily dissolve and liquidate its net assets.

The Company Board of Directors, with consideration of its mission and standards of social responsibility, its 30% ownership of Earth Trade and its role as placement agent for debt and equity securities issued by Earth Trade, voluntarily settled with the Earth Trade note holders. Under two agreements made in January 1998 and February 1999, in exchange for their residual Earth Trade debt and a general release of liability, the note holders received Company Series A preferred stock with a stated value of $7.00 (fair market value on settlement date of $0.70), Company common stock with a stated value of $5.00 (fair market value on settlement date of $0.50) and cash.

The Company issued stock and paid cash (in installments through September 23, 2002) to close the settlement agreements, as follows:

	Shares	Amount
Preferred, Series A	94,879	$ 66,416
Common	91,852	45,925
Cash	–	407,022
Total		$519,363

Before the settlement agreements, the Company owed nothing to Earth Trade or its share- or note holders. Accordingly, the Company did not consider the settlement agreement a debt extinguishment. However, due to the mandatory redemption feature of the Series A preferred stock, management does not classify it with stockholders' equity.

The Series A preferred stock does not pay dividends, is non-voting, has a $7.00 per share liquidation preference over the common and Series B preferred stock (Note 6) and is convertible 1:1 into shares of common stock at the option of the holder or automatically upon the occurrence of certain events. The Series A preferred stock is subject to mandatory redemption annually each November 1 at $7.00 per share.

Note 5 – Series A preferred stock (continued)

The Company will redeem a portion of the Series A preferred stock based on 1% of its gross revenues, as adjusted, and limited by the ability of the Company to meet the NASD net capital requirements (Note 13). The liquidation preference and remaining redemption requirement of the Series A preferred stock as of June 30, 2005 and 2004 totaled $372,715 and $422,555, respectively. The Company records the Series A preferred stock herein at its value when the Company issued it and excludes it from stockholders' equity.

Note 6 – Series B preferred stock

The Company, as part of a May 1999 agreement and amended November 1, 2001, with Paradox Holdings, Inc., parent of FWG (Note 9), agreed to sell a 40% ownership interest in the Company; represented by Series B preferred stock, for $25,000. Following approval by the NASD in June 1999, the Company received payment and issued 25,000 shares of Series B preferred stock in July 1999.

The Series B preferred stock was entitled to 40% of the total dividends declared on common stock, was entitled to vote as if converted to a 40% share of the common stock, had a $1.00 per share liquidation preference (plus declared but unpaid dividends) over the common stock and was convertible into shares of common stock equal to 40% of the common stock after conversion at the option of the holder or automatically after the sooner of the Company receiving $875,000 under the agreement (Note 9) or January 1, 2004. As of June 30, 2005, two of the six directors of the Company are officers of FWG.

On June 2, 2005, and effective June 30, 2002, the Company converted the Series B preferred stock into 816,655 shares of common stock.

Note 7 – Common stock

During the year ended June 30, 2005, the Company reacquired and retired 1,000 shares of its common stock for $205, and authorized the issuance of 1,000 shares to non-employee directors valued at $160. One officer of the Company received 72,000 shares of common stock, valued at $0.12 per share ($8,640), as part of the regular compensation for that officer.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2005

Note 7 – Common stock (continued)

During the year ended June 30, 2004, the Company reacquired and retired 20,000 shares of its common stock for $5,015, and authorized the issuance of 1,000 shares to non-employee directors valued at $100.

Note 8 – Common stock options

In December 1995, the Company adopted a stock option and incentive plan that allows for the issuance of up to 200,000 shares of common stock through December 31, 2004. The plan provides for the award of stock options, employee stock purchases and restricted stock grants. Of the options awarded, all vest immediately and must be held for up to two years before exercise. Options awarded before December 1995 had holding requirements of up to seven years.

The Company Board of Directors determines awards of additional stock options, vesting, exercise prices and other option terms. The exercise prices for all options awarded have not been less than the fair market value of the stock as determined by the Board of Directors at the date of grant. Certain options require a 10% premium on the option price under certain circumstances. Outstanding options as of June 30, 2005, expire from December 31, 2005 through 2010 and reconcile as follows:

	Price	Shares	Expiration
Outstanding as of June 30, 2004 and granted during the calendar year ended December 31			
1998	$0.24	1,000	2004
1999	0.49	1,500	2005
2000	0.41	1,500	2006
2001	0.60	1,500	2007
2002	0.40	1,000	2008
2003	0.24	1,000	2009
Outstanding as of June 30, 2004		7,500	
Granted as of December 31, 2004	0.16	1,000	2010
Expired December 31, 2004	0.24	(1,000)	2004
Outstanding as of June 30, 2005		7,500	

Note 8 – Common stock options (continued)

The Company, with consideration of its mission and standards of social responsibility, desires to expense its stock options. However, the value of its outstanding stock options, as of June 30, 2005, was immaterial. Consequently, the Company records its stock-based awards using the intrinsic value method of accounting in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, the Company recognized no compensation expense in the accompanying financial statements. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (SFAS 123)," requires the disclosure of pro forma net income had the Company adopted the fair value method of accounting. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the stock-based awards of the Company. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which significantly affect the calculated values.

Note 9 – Paradox Holding, Inc. and FWG agreement

In May 1999, the Company entered into agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG retains 4.75% of all gross commissions generated by the transferred representatives (and any other representatives recruited by the Company in the future), pays commissions and reimburses certain expenses to the transferred representatives and remits the net commissions to the Company. FWG retains only 2.25% of all gross commissions until the difference (2.50% of all gross commissions) paid to the Company totals $875,000.

The Company records payments from FWG in connection with the transfer as commission revenue. Of the total FWG commissions the Company recorded as revenue during the years ended June 30, 2005 and 2004, $125,651 and $120,570, respectively, represent payments against the $875,000 with $207,793 and $330,444, respectively, still due as of June 30, 2005 and 2004. Paradox Holdings, Inc. has guaranteed payments to the Company by FWG, Inc.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2005

Note 10 – Employee benefit plans

The Company offers a defined contribution SIMPLE plan for the benefit of its employees. The plan allows for both Company and employee elective contributions. Additionally, the Company is required to match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% (1% before January 1, 2004) of each employee's salary. Company matching contributions paid or accrued on employee salary earned and deferred during the year ended June 30, 2005 and 2004, totaled $3,798 and $3,686, respectively.

Note 11 – Credit risk and concentrations

As of and during the years ended June 30, 2005 and 2004, the Company maintained deposit balances at a commercial bank in excess of federal deposit insurance amounts. Federal deposit insurance does not cover money market amounts held by registered investment companies.

Amounts held by, due from and earned from FWG (Note 9) represent concentrations in the following percentages as of or during the years ended June 30, 2005 and 2004, as follows:

	2005	2004
Investment securities	100%	100%
Commissions receivable	100%	100%
Commission revenues	100%	100%

Note 12 – Commitments and contingencies

The company leases its office facility under an operating lease expiring November 14, 2005. As of June 30, 2005, future minimum lease payments for the years ended June 30, 2006 totaled $8,395.

During the years ended June 30, 2005 and 2004, rent expense, net of sublease payments, totaled $21,103 and $19,750, respectively.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2005

Note 12 – Commitments and contingencies (continued)

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 13 – Net capital requirement

Pursuant to and as defined in the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2005 and 2004, the Company had net capital of $461,911 and $299,379, respectively, which is $456,911 and $294,379, respectively, in excess of its required net capital. As of June 30, 2005 and 2004, the ratio of aggregate indebtedness to net capital was 0.0381 and 0.0753 to 1, respectively.

Note 14 – Quarterly financial results (unaudited)

The unaudited revenue and income (loss) of the Company for the four quarters ending June 30, 2005 and 2004, total as follows:

	Revenue	Income (loss)
September 30, 2004	$117,910	$22,529
December 31, 2004	137,761	33,213
March 31, 2005	154,174	60,481
June 30, 2005	160,105	51,851
September 30, 2003	$106,270	$ 8,275
December 31, 2003	135,927	34,710
March 31, 2004	147,378	48,023
June 30, 2004	127,054	41,261

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Supplemental Information

Board of Directors
Progressive Asset Management, Inc.

We have audited the financial statements of Progressive Asset Management, Inc. as of and for the year ended June 30, 2005, and have issued our report thereon dated July 28, 2005. Our audit was made primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
July 28, 2005

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

Progressive Asset Management, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
June 30, 2005

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

Progressive Asset Management, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2005

Aggregate indebtedness	
Total liabilities	$30,229
Less subordinated liabilities	–
Net aggregate indebtedness	$30,229
Net capital	
Stockholders' equity	$609,140
Deductions	
Petty cash	200
Other receivables	6,186
Prepaid expenses	19,641
Prepaid income taxes	98
Property and equipment, net	8,549
Deposits	2,975
Other investments	105,995
Securities haircuts	3,585
Total deductions	147,229
Net capital	$461,911
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6-2/3% x aggregate indebtedness or $5,000	$5,000
Excess net capital	$456,911
Excess net capital at 1,000% of aggregate indebtedness	$460,150
Aggregate indebtedness to net capital ratio	0.0381 to 1

Progressive Asset Management, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
June 30, 2005

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2004)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$511,382
Audit adjustments	(49,471)
Net capital, as adjusted	$461,911
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$24,100
Audit adjustments	6,129
Aggregate indebtedness, as adjusted	$30,229

Net capital audit adjustments relate primarily to the exclusion of the Preferred Stock, Series A, a non-marketable investment and accrual of a post-audit determined bonus, totaling $37,272, $5,994 and $6,129, respectively.

Aggregate indebtedness adjustments relate primarily to the accrual of a post-audit determined bonus, totaling $6,129.

Progressive Asset Management, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2005

The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.

Progressive Asset Management, Inc.
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2005

A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Progressive Asset Management, Inc.

In planning and performing our audit of the financial statements of Progressive Asset Management, Inc. (Company) as of and for the year ended June 30, 2005, we considered internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the second paragraph, and to assess whether those

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and practices and procedures, error or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of a specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the applicable practices and procedures of the Company were adequate, as of June 30, 2005, to meet the objectives of the SEC.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
July 28, 2005